Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

January 21, 2025

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 222,704 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from January 13, 2025, up to and including January 17, 2025, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 124,440,149 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (124,440,149) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
13/01/2025	LSE	13,156	949.06
13/01/2025	BATE	5,768	950.46
13/01/2025	CHIX	19,243	952.86
13/01/2025	AQUIS	1,894	953.41
14/01/2025	LSE	29,621	929.64
14/01/2025	BATE	8,881	928.88
14/01/2025	CHIX	21,561	936.26
14/01/2025	AQUIS	3,002	935.82
15/01/2025	LSE	15,395	935.82
15/01/2025	BATE	5,658	938.35
15/01/2025	CHIX	17,464	938.32
15/01/2025	AQUIS	2,530	937.60
16/01/2025	LSE	12,350	948.47
16/01/2025	BATE	6,014	943.90
16/01/2025	CHIX	19,525	945.43
16/01/2025	AQUIS	1,439	944.66
17/01/2025	LSE	14,284	961.68
17/01/2025	BATE	5,179	968.51
17/01/2025	CHIX	17,462	964.78
17/01/2025	AQUIS	2,278	962.97

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123